UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Information contained in this Form 6-K
On March 28, 2011, NiMin Energy Corp. (the “Company”) filed the following documents with the Canadian securities regulators, available at www.sedar.com:
1.	The Company’s audited consolidated financial statements at and for the years ended December 31, 2010, 2009 and 2008 (attached hereto as Exhibit 99.1).

2.	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009 (attached hereto as Exhibit 99.2).

3.	The Company’s Annual Information Form for the year ended December 31, 2010 (attached hereto as Exhibit 99.3).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: March 29, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	NiMin Energy Corp. audited consolidated financial statements at and for the years ended December 31, 2010, 2009 and 2008

99.2	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009

99.3	NiMin Energy Corp. Annual Information Form for the year ended December 31, 2010

99.4	Estimated Reserves and Revenues, Proved Reserves Only, As of January 1, 2011 prepared by Huddleston & Co., Inc. dated February 16, 2011